BY ELECTRONIC SUBMISSION

December 5, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
U.S.A. 20549-0406

Attention:	Kathleen Collins Accounting Branch Chief

Subject:	Cognos Incorporated Form 10-K for the fiscal year ended February 28, 2005 and Form 10-Q for the fiscal quarter ended August 31, 2005 (file no. 033-72402)

Ladies and Gentlemen:

This letter is being furnished in response to comments contained in the letter dated November 17, 2005 (the “Letter”) from Kathleen Collins, Accounting Branch Chief, of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Tom Manley, Senior Vice President, Finance and Administration, of Cognos Incorporated (the “Corporation”). The comments and the Corporation’s responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.

Form 10-K for the fiscal year ended February 28, 2005

Critical Accounting Estimates, page 44

COMMENT

1.	We note in your revenue recognition disclosures that “the fair value of the product support portion of the arrangement is based on the product support renewal rate if product support is negotiated separately and the rate is reflective of the expected renewal rate for the first support period not covered by the arrangement.” Tell us how you determined that the negotiated product support rate and the renewal rate for the first support period met the substantive test for establishing VSOE for product support. In this regard, help us understand whether the price charged for product support renewals are different for each customer.

RESPONSE

The Staff is supplementally advised that the Corporation’s standard approved price list for product support is based on an annual term and a percentage of software license revenue. Product support amounts and/or stated renewal rates included in its order agreements are negotiated based on these standard approved price lists. For revenue recognition purposes, the Corporation ensures that the negotiated product support, as expressed as a percentage of the license amount, is within a predetermined reasonable range for similar customer classes. These ranges are substantive as the Corporation validates these ranges based on (a) the pricing that it has historically been able to negotiate with other similar customer classes for initial term product support and (b) the Corporation’s historical ability to renew such initial product support pricing at substantially the same pricing.

In situations where the negotiated percentage is not considered substantive in term or amount, for revenue recognition purposes, an additional portion of the arrangement fee will be allocated to product support based on the reasonable ranges described above to ensure revenue allocated to product support is consistent with VSOE.

As discussed above, the prices charged for product support are different for each customer in terms of the dollar amount. However, the fees are similar in terms of the percentage of software license fees as discussed under TPA 5100.55.

COMMENT

2.	We also note that “if product support is not separately negotiated in the agreement, product support is separated based on a percentage of negotiated license fees consistent with similar transactions.” Please explain what you mean by this statement and provide an example of your calculations for determining VSOE when product support is not separately negotiated. Do these contracts include stated renewal rates or does the Company sell product support for these products separately beyond the first year? If so, tell us how you determined that the renewal rates or separate sales were not sufficient evidence to establish the fair value for product support in these agreements.

RESPONSE

The Staff is supplementally advised that the statement quoted by the Staff relates to arrangements in which product support is a named element of an arrangement but is not separately negotiated as part of the order agreement and no renewal rate is stipulated within the agreement. In these circumstances, a portion of the arrangement fee will be allocated to product support based on a percentage of license fees as discussed in the response to Comment 1 above.

For example, if a customer were to pay $100,000 for an arrangement which includes license and first year support and no amount is stated for support and the support renewal rate is not specified, then we would recognize $83,333 in license and $16,666 (20%) in support. These amounts are based on amounts the Corporation would expect to negotiate and contract for product support in year two based on its historical support billings in these situations and in the more typical situations described in our response to Comment 1. The percentages are in line with the Corporation’s range of historical renewal rates in similar transactions. For these reasons, we consider the $16,666 to be VSOE.

COMMENT

3.	We note in your business section that you continue to provide updates to your software products (e.g. Impromptu Web Reports 7.3, Cognos Query 7.3, Cognos Metrics Manager 2.2, etc.). Tell us whether these updates are included as part of your product support services and whether these updates were specified or unspecified to customers that purchased the previous version of the software. Tell us how you considered paragraphs 36–38 of SOP 97.2 in accounting for updates, as applicable. Please advise.

RESPONSE

The Staff is supplementally advised that the Corporation’s standard product support service includes rights to upgrades on a when and if available basis. As such all of the products mentioned in the business section were made available, prior to disclosure in the business section, to all customers who owned the previous version of the product and were currently under contract for product support. As stated, these upgrades were available on a when and if available basis and were not named in the Corporation’s order agreements. As such, they were treated as unspecified upgrades for customers who purchased the previous version of the software. Paragraphs 36–38 of SOP 97-2 deal with specified upgrade rights and as such are not relevant to these new versions.

Form 10-Q For the Quarterly Period Ended August 31, 2005

Item 4. Controls and Procedures, page 55

COMMENT

4.	We note in your controls and procedures section that you have evaluated the disclosure controls and procedures as of an unspecified date that is within 90 days before the filing date of this quarterly report. Tell us what consideration you have given to SEC Release No. 33-8238 which requires that the evaluation be done as of the end of the period covered by the annual or quarterly reports.

RESPONSE

The Staff is supplementally advised that the evaluation of our disclosure controls and procedures was done as of the end of the period. The language will be clarified to reflect that the evaluation is made at the end of the applicable period for all future filings beginning with the Corporation’s third quarter 10-Q for the period ending November 30, 2005.

In connection with this response, the Corporation acknowledges that:

•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone me at (613) 738-1440 with any questions concerning this letter.

Yours truly,

COGNOS INCORPORATED

/s/ Tom Manley

Tom Manley
Senior Vice President, Finance & Administration
    and Chief Financial Officer

cc:	Patrick Gilmore, Staff Accountant W. John Jussup, General Counsel Kevin M. Barry, U.S. Securities Counsel Rob C. Scullion, Ernst & Young